UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2005

COMMISSION FILE NO. 000-29338

CARDIOME PHARMA CORP.

(formerly NORTRAN PHARMACEUTICALS INC.)
(Translation of Registrant’s name into English)

6190 Agronomy Road, 6th Floor
Vancouver, British Columbia, V6T 1Z3, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F

Form 20-F ☐       Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.

Yes ☐       No ☑

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CARDIOME PHARMA CORP.

Date: May 13, 2005	/S/ CHRISTINA YIP
Christina Yip, Vice President, Finance and Administration

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Notice of Annual Meeting and Information Circular
99.2	Form of Proxy
99.3	Request for Annual and Interim Financial Statements and MD&A
99.4	Request for Voting Instructions
99.5	Confirmation of Mailing